UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

[redacted]

04005660

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

January 9, 2004

Act	Securities Exchange Act of 1934
Section	§ 17
Rule	17a-5
Public Availability	01/26/04

Hai-Sheng Zhou
Financial Operations Manager and
Chief Compliance Officer
UOB Kay Hian (U.S.) Inc.
592 Fifth Avenue, 6th Floor
New York, NY 10036

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Hai-Sheng Zhou:

We have received your letter dated December 1, 2003, in which you request on behalf of UOB Kay Hian (U.S.) Inc. (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on November 19, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on November 19, 2003, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from November 19, 2003, the effective date of the Firm's registration with the Commission.

1278854

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mandy Sturmfelz
Attorney

cc: Susan Demando, NASD Regulation

Mandy

UOB Kay Hian

UOB Kay Hian (U.S.) Inc.

592 Fifth Avenue, 6th Floor
New York N.Y. 10036
Tel: 212-840-1301
Fax: 212-840-6582
www.uobkayhian.com

December 1, 2003

SEC
233 Broaday
New York, NY 10279
Attn: Ramona Lopez

Via fax: 202-942-9533

Re: CRD#127314

Dear Mr. Lopez:

We got approved of our membership with NASD on November 19, 2003 and our fiscal year ends December 2003. As a result, we would like to apply for waiver on audit requirement for year 2003. We will include two months of operations in November and December 2003 in the audit for 2004.

Any questions, please feel free to call me at (212) 840-1602.

Sincerely,

Hai-Sheng Zhou
Financial Operations Manager and
Chief Compliance Officer

cc: Ms. Robyn Bifone / NASD